Filed Pursuant to Rule 424(b)(5)

Registration No. 333-115702

Prospectus Supplement

(To prospectus dated October 13, 2009)

ICG GROUP, INC.

Offer by ICG Holdings, Inc. to Purchase Common Shares

of

PROCURIAN INC.

for

0.21637 Shares of Common Stock of ICG Group, Inc.

or

$2.35 in Cash

Per Share

This document supplements the prospectus dated October 13, 2009 relating to the registration of our common stock under our Registration Statement on Form S-4 (SEC Registration No. 333-115702) (the “Shelf Registration Statement”). This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement relates to 1,091,942 shares of our common stock to be issued as a part of ICG Holdings, Inc.’s acquisition of shares of common stock of Procurian Inc. You should read this supplement in conjunction with the prospectus.

On November 8, 2012, ICG Holdings, Inc. (“ICGH”), a Delaware corporation and our wholly-owned subsidiary, launched an offer to acquire (the “Acquisition”) certain shares (the “Shares”) of Common Stock (the “Common Stock”) of Procurian Inc. (“Procurian”) from the holders thereof in exchange for shares of common stock of ICG Group, Inc. (“ICGE”) (such shares, the “ICGE Shares”) or cash, as described further below (such offer, the “Offer”). The form of consideration offered by ICGH to each holder who validly tendered his, her or its Shares (each, a “Participant”) was determined by reference to whether the relevant Participant qualified as an “accredited investor,” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Accredited investors will receive shares of our common stock at a ratio of 0.21637 ICGE Shares for every validly tendered Share (with the aggregate number of ICGE Shares payable rounded up to the nearest whole ICGE Share). Nonaccredited investors will receive cash in the amount of $2.35 for every validly tendered Share. The Offer expired on December 7, 2012, at 5:00 p.m. Eastern Time.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 10, 2012

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the prospectus dated October 13, 2009 relating to the registration of our common stock under our Shelf Registration Statement. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement describes the specific terms of the Offer and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The prospectus gives more general information.

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement, the prospectus or any document incorporated by reference is accurate or complete as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. You should not consider any information in this prospectus supplement or the prospectus to be investment, legal or tax advice.

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Shelf Registration Statement with the SEC under the Securities Act to register the offering and sale of shares of our common stock. This prospectus supplement, filed as part of the Shelf Registration Statement, does not contain all the information set forth in the Shelf Registration Statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, we refer you to the Shelf Registration Statement and to its exhibits and schedules.

We file annual, quarterly and other reports, proxy and information statements and other information with the SEC. Copies of these materials may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. We maintain a website at www.icg.com. Information contained on our website is not incorporated into this prospectus supplement, and you should not consider information contained on our website to be part of the prospectus, this prospectus supplement or any other prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information contained in documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede prior information. Any information so updated and superseded shall not be deemed, except as so updated and superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that is not deemed “filed” with the SEC, including information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K, will be incorporated by reference into, or otherwise included in, this prospectus supplement:

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 13, 2012;

(2)	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, filed with the SEC on May 10, 2012, August 9, 2012 and November 9, 2012, respectively;

(3)	our Registration Statement on Form S-4, filed with the SEC on October 13, 2009;

(4)	our Current Reports on Form 8-K, filed with the SEC on January 5, 2012, January 31, 2012, April 2, 2012, April 13, 2012, July 26, 2012, July 30, 2012 and November 8, 2012; and

(5)	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 4, 1999, including any amendment or report filed for the purpose of updating such description.

We make available, free of charge, through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Registration Statement on Form S-4, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may also obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus supplement) by writing or calling us at the following address and telephone number:

ICG Group, Inc.

555 East Lancaster Avenue, Suite 640

Radnor, Pennsylvania 19087

Attention: Corporate Secretary

(610) 727-6900

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that are not historical facts and constitute forward-looking statements. Those statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would.” Those forward-looking statements are inherently subject to known and unknown risks and uncertainties.

We have based forward-looking statements largely on our current expectations about future actions, events and trends that we believe may affect ICGE’s financial condition, results of operations, business strategy, prospects and financial needs. Our expectations may be wrong due to inaccurate assumptions with respect to, among other things, risks, uncertainties, anticipated operating efficiencies, general economic conditions, particularly in the markets in which ICGE and its companies operate, new business prospects and the rate of expense increases.

You should assume that the information appearing in this prospectus supplement and information incorporated by reference hereby is accurate only as of the date of this prospectus supplement, and the forward-looking statements speak only as of the date on which they were made. Except as required by law, we undertake no obligation to make any revisions to the forward-looking statements contained in this prospectus supplement or to update them to reflect events or circumstances occurring after the date hereof. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

SUMMARY

This summary highlights certain material information contained elsewhere in this prospectus supplement, but the summary does not describe all of the details of the Offer to the same extent described in this prospectus supplement. We have included references to the section or sections of this prospectus supplement where you will find a more complete discussion of the matters summarized here.

Who offered to acquire the Shares?	ICG Holdings, Inc., a wholly owned subsidiary of ICG Group, Inc. (NASDAQ ticker ICGE).

What is ICGH’s relationship to Procurian?	ICGH is Procurian’s majority stockholder; without giving effect to the consummation of the Offer, ICGH holds approximately 80.8% of Procurian’s outstanding capital stock. Procurian is a specialist in comprehensive procurement solutions that partners with transformational business leaders to drive sustainable changes to their cost structures on an accelerated basis. Procurian’s principal executive offices are located at 211 South Gulph Road, Suite 500, King of Prussia, PA 19406, and Procurian’s primary telephone number is 1-484-690-5000.

Which shares of Procurian Common Stock were subject to the Offer?	Subject to the limits described immediately below with respect to the number of Shares that could have been tendered by each Participant, all (1) outstanding shares of Common Stock as of November 7, 2012 and (2) shares of Common Stock underlying options that were vested as of November 7, 2012 (provided that those options were exercised prior to the tender of the underlying shares of Common Stock by the Expiration Date) were subject to the Offer. Any “Excluded Shares” (i.e., (a) shares of Common Stock that are subject to a Procurian repurchase right in connection with Procurian’s prior acquisition of a business (or assets of a business) in which the holder had a stake, (b) shares of Common Stock that were subject to a Procurian security interest that had not been released prior to the consummation of the Offer, (c) shares of Common Stock underlying options that had not vested as of November 7, 2012 and (d) shares of Common Stock held by ICG) were not subject to the Offer. See Section 2.

What was the maximum number of Shares that could have been tendered by each Participant under the Offer?	Each Participant who, as of November 7, 2012, was a Procurian employee, director or advisory board member could tender a number of shares of Common Stock held by that Participant not to exceed the sum of (1) the greater of (a) 33% of the shares of Common Stock held by that Participant as of November 7, 2012 and (b) 10,000 shares of Common Stock, plus (2) the lesser of (i) 33% of the shares of Common Stock underlying options held by that Participant as of November 7, 2012 and (ii) the shares of Common Stock underlying vested options held by that Participant as of November 7, 2012. Each Participant who, as of November 7, 2012, was not a Procurian employee, director or advisory board member could have tendered all of the shares of Common Stock (including shares of Common Stock underlying vested options) held by him, her or it as of November 7, 2012. See Section 2.

Were the Participants required to tender all of their Shares to participate in the Offer?	No. Subject to the limits described herein with respect to the number of Shares that could have been tendered by each Participant, Participants could have tendered as many or as few Shares as they desired to tender. See Section 2.

What will Participants receive if they decided to tender their Shares?	Participants will receive the following consideration per validly tendered Share:
	Accredited Investor Status of Participant	Form of Consideration	Amount of Consideration
	Accredited Investor (each, an “Accredited Participant”)	ICGE Shares	0.21637 ICGE Shares per validly tendered Share (with the aggregate number of ICGE Shares payable to each Participant rounded up to the nearest whole ICGE Share)
	Not Accredited Investor	Cash	$2.35 per validly tendered Share

See Section 1. After the valid tender of the Shares, Participants that received or will receive ICGE
Shares in exchange for the Shares will become ICGE stockholders with the rights of ICGE stockholders. See Section 3 for a discussion regarding the different factors that affect ICGE stockholders and Procurian stockholders.

How was it determined whether a Participant was an Accredited Participant or not?	Any Participant who qualified as an “accredited investor” under Rule 501(a) would be considered an Accredited Participant for purposes of the Offer. Each Participant who tendered Shares was required to complete an Accredited Investor Questionnaire and certify as to the truthfulness of his, her or its answers. The Participant’s answers on the Accredited Investor Questionnaire determined whether the Participant qualified as an “accredited investor” or not under Rule 501(a) and, accordingly, whether he, she or it received or will receive ICGE Shares or cash in the Offer.

When did the Offer expire?	The Offer expired at 5:00 p.m., Eastern Time, on Friday, December 7, 2012 (the “Expiration Date”). See Section 2.

When will Participants receive ICGE Shares or cash, as applicable, for Shares that they validly tendered?	ICGH will issue ICGE Shares or will pay cash consideration, as applicable, in respect of validly tendered Shares as soon as reasonably practicable following the Expiration Date. No interest accrued or will be paid on any portion of consideration issuable or payable by ICG, regardless of when issued or paid. See Section 4.

What was the purpose of the Offer?	In furtherance of its and Procurian’s respective corporate strategies, ICGH undertook the Offer in order to, among other things, (1) continue to increase its ownership interest in Procurian, (2) provide Procurian with additional flexibility to fund future acquisitions through the issuance of its capital stock while allowing ICGH to maintain its desired ownership percentage in Procurian to continue to include Procurian in the consolidated federal income tax return with ICGH and (3) provide Procurian executives and other employees with liquidity with respect to a portion of their Procurian equity holdings. See Section 1.

What was the result of the Offer?	As of the Expiration Date, approximately 5.7 million Shares were tendered in the Offer, which ICGH will purchase for an aggregate of 1,091,942 ICGE Shares and approximately $1.5 million in cash, as applicable. Upon consummation of the Acquisition and the Offer, ICGE will continue to directly or indirectly own greater than 50% of the outstanding voting securities of Procurian, and Procurian’s balance sheet and results of operations will continue to be reflected in ICGE’s consolidated financial statements. See Section 4.

What were the federal income tax consequences if Participants tendered Shares?	Participating in the Offer is a taxable event. See Section 6.

THE OFFER

Section 1. Background Regarding the Offer and Valuation of the Shares and the ICGE Shares.

Background. ICGH, which, before giving effect to the consummation of the Offer, owns approximately 81% of Procurian’s outstanding capital stock, made the Offer in furtherance of ICGE’s and Procurian’s respective corporate strategies. Procurian is a specialist in comprehensive procurement solutions that partners with transformational business leaders to drive sustainable changes to their cost structures on an accelerated basis. Procurian integrates superior market intelligence with its customers’ businesses to optimize spending and deliver savings. Since the completion of its previous tender offer for shares of Procurian (then ICG Commerce Holdings, Inc.) stock in June 2010, ICGH has sought to increase its stake in Procurian and to align ICGE’s interests more closely with the interests of Procurian (and Procurian’s management team). ICGH determined that the Offer further aligned ICGE’s and Procurian’s interests by providing Procurian employees with the opportunity to tender the private Procurian stock that they held for either cash or public ICGE stock that the employees could either immediately liquidate or hold for investment.

ICGE, Procurian and other entities in which ICGE generally directly or indirectly holds equity stakes of greater than 80% on a primary basis currently file a consolidated federal income tax return; doing so allows ICGE to use operating losses of members of the consolidated group to offset taxable income of other members of the group, including Procurian. In the event that ICGH’s primary ownership of Procurian capital stock decreases to below 80%, ICGE would not be permitted to include Procurian in its consolidated income tax return and therefore would not be able to use the operating losses of group members to offset Procurian’s taxable income. By acquiring Shares in the Offer, ICGH is increasing its stake in Procurian and providing Procurian with additional flexibility to issue Procurian stock to fund future acquisitions, with an objective that ICGH intends to maintain a greater than 80% primary equity ownership level in Procurian.

Consideration for the Shares and the ICGE Shares. Taking into account a variety of financial and other information, ICG, after consulting with representatives of Procurian, offered to acquire the Shares at a price of $2.35 per Share (the “Offer Price”).

In setting a ratio to use for exchanging Shares for ICGE Shares in the Offer (the “Exchange Ratio”), an effective value per ICGE Share of $10.8609 (the “Effective ICGE Share Price”) was established. The Effective ICGE Share Price represented the volume-weighted average price (VWAP) (i.e., using the Bloomberg Average Quote Recap (AQR) function) for the ten-trading day period ended November 7, 2012, the day prior to the launch of the Offer. Dividing the Offer Price by the Effective ICGE Share Price yielded an Exchange Ratio of 0.21637 ICGE Shares for every Share validly tendered and not withdrawn by a Participant.

Accordingly, depending on whether or not Participants are Accredited Participants (see Section 2), they will receive the following consideration per validly tendered Share:

Accredited Investor Status of Participant	Form of Consideration	Amount of Consideration
Accredited Investor	ICGE Shares	0.21637 ICGE Shares per validly tendered Share (with the aggregate number of ICGE Shares payable to each Participant rounded up to the nearest whole ICGE Share)
Not Accredited Investor	Cash	$2.35 per validly tendered Share

Section 2. Terms of the Offer; Company Recommendation.

General. Upon the terms and subject to the conditions of the Offer, ICGH, upon consummation of the Offer, will acquire from each Participant:

(1)	who, as of November 7, 2012, was a Procurian employee, director or advisory board member, a number of shares of Common Stock held by that Participant that did not exceed the sum of (a) the greater of (i) 33% of the shares of Common Stock held by that Participant as of November 7, 2012 and (ii) 10,000 shares of Common Stock, plus (b) the lesser of (A) 33% of the shares of Common Stock underlying options held by that Participant as of November 7, 2012 and (B) the shares of Common Stock underlying vested options held by that Participant as of November 7, 2012; and

(2)	who, as of November 7, 2012, was not a Procurian employee, director or advisory board member, all of the shares of Common Stock (including shares of Common Stock underlying vested options) held by him, her or it as of November 7, 2012 ((1) and (2), as applicable, a Participant’s “Maximum Tenderable Shares”).

The following shares of Procurian Common Stock (i.e., the Excluded Shares) were not subject to the Offer:

(1)	shares of Common Stock that were subject to a Procurian repurchase right in connection with Procurian’s prior acquisition of a business (or assets of a business) in which the holder had a stake;

(2)	shares of Common Stock that were subject to a Procurian security interest (i.e., in connection with a loan extended by Procurian to the holder) that had not been released prior to the consummation of the Acquisition;

(3)	shares of Common Stock underlying options that did not vest as of November 7, 2012; and/or

(4)	shares of Common Stock held by ICGH.

The issuance of the ICGE Shares exchanged for the Shares in accordance with the Offer was registered with the SEC on the Shelf Registration Statement. ICGH (1) will exchange ICGE Shares for the validly tendered Shares of Accredited Participants only and (2) will pay cash for the validly tendered Shares of Participants who are not Accredited Participants in accordance with the following table:

Accredited Investor Status of Participant	Form of Consideration	Aggregate Amount of Consideration Payable to Participant
Accredited Investor	ICGE Shares	A number of ICGE Shares equal to the product of (1) the number of Shares validly tendered by the Participant, multiplied by (2) 0.21637 (with such number of ICGE Shares payable to the Participant rounded up to the nearest whole ICGE Share)
Not Accredited Investor	Cash	An amount of cash equal to the product of (1) the number of Shares validly tendered by the Participant, multiplied by (2) $2.35

ICGH kept the period during which Participants could elect to participate in the Offer open for twenty (20) business days. The Expiration Date was 5:00 p.m., Eastern Time, on Friday, December 7, 2012. Shares could be tendered only unconditionally, subject to each Participant’s right to withdraw all of his, her or its tendered Shares at any time prior to the Expiration Date. ICGH is acquiring 100% of each Participant’s Shares that were properly tendered and not withdrawn.

Company Recommendation. Procurian expressed no opinion and remained neutral toward the Offer.

Section 3. Risk Factors.

The following risk factors were provided to the holders of Shares in connection with the Offer:

Risk Factors Relating to the Offer and the Acquisition

There is no guarantee that the Acquisition will be completed.

The Acquisition is subject to a number of conditions, and there is no assurance that the conditions to the completion of the Acquisition will be satisfied and that the Acquisition will be completed.

The valuation of the consideration may fluctuate prior to the Expiration Date and prior to the date on which you receive ICGE Shares.

As a result of the fixed Exchange Ratio being used for purposes of the Offer, the value of the consideration to the Accredited Participants will fluctuate prior to the Expiration Date and prior to the date on which you receive ICGE Shares, if and as the market price of ICGE common stock fluctuates. If the price per share of ICGE common stock declines, the value of the consideration to the Accredited Participants will similarly decline.

If you are an Accredited Participant, you may receive less than $2.35 per share of Procurian’s Common Stock because the price of ICGE’s common stock may decrease after the valuation period. The ICGE stock that you receive in exchange for your Shares may be worth less than $2.35 when you tender those shares. This is because the market price of ICGE’s common stock on the date you actually receive the ICGE Shares may be less than the volume-weighted average price over the measurement period.

The valuation methodology used to determine the purchase price paid for the Shares may not necessarily reflect the actual fair market value of Procurian’s Common Stock. Procurian makes no recommendations as to whether you should participate in the Offer.

Neither ICGH nor Procurian has obtained a third-party determination, approval or opinion that the consideration paid under the Offer is fair to Procurian’s stockholders. You should be aware that share price valuation is not an exact science. Even experts can disagree on the correct methodologies and assumptions to use for any particular share valuation exercise. The methodologies and assumptions ICGH used for purposes of the Offer may not be the same as those used by others and, therefore, its valuation of Procurian’s Common Stock may not be consistent with those obtained using other valuation techniques or input assumptions and may not reflect the actual value of Procurian’s Common Stock.

Procurian is not making a recommendation as to whether you should tender your Shares in the Offer. It has not retained, and does not intend to retain, any representative to act solely on behalf of the holders of Procurian’s Common Stock for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. You must make your own independent decision regarding your participation in the Offer.

Numerous external and other factors may affect ICGE’s and Procurian’s conditions or prospects or your decision to tender your Shares.

In addition to the risks associated with forward-looking statements as described herein, additional factors could affect ICGE’s or Procurian’s condition or prospects or your decision to tender your Shares to ICGH, including but not limited to:

•	the consideration for the Shares may be more or less than a third party would offer for the Shares;

•	the value of the Shares may be worth more or less in the future;

•	there is no ready market for the purchase and sale of the Shares;

•

as the owner of a controlling equity interest in Procurian, ICGH may have different interests and long-term objectives than other Procurian stockholders have with respect to their equity interests in Procurian;

•	global and U.S. economic conditions generally and/or in the procurement outsourcing industry specifically could deteriorate;

•	Procurian could lose key customers or otherwise have difficulty competing in the procurement outsourcing industry;

•	there are factors beyond ICGH’s or Procurian’s control that may negatively impact Procurian’s business; and

•	Procurian may issue additional shares of capital stock in connection with future acquisitions or financings that could dilute existing stockholders.

If you fail to tender your Shares in the Offer, it is uncertain if you will be able to sell your Shares for the foreseeable future.

Procurian is a privately held company, and its Common Stock is not listed or traded on a national exchange. As a result, there are limited opportunities for Procurian stockholders to realize liquidity for the shares of Common Stock that they hold. If you fail to tender your Shares in the Offer, it is uncertain if or when you will have another opportunity to receive liquidity for your shares of Common Stock.

Procurian’s stockholders who receive ICGE Shares in the Offer will become ICGE stockholders. ICGE common stock may be affected by different factors than the factors that affect Procurian’s Common Stock, and holders will have different rights than those they have as holders of Procurian’s Common Stock.

Upon completion of the Offer, Procurian’s stockholders receiving ICGE Shares will become stockholders of ICGE. ICGE’s business differs from that of Procurian, and ICGE’s results of operations and the trading price of the ICGE common stock may be adversely affected by factors different from those that would affect Procurian’s results of operations and the price of its Common Stock.

The Acquisition will be a taxable transaction for U.S. federal income tax purposes and could be subject to U.S. federal withholding tax.

The Acquisition will be a taxable transaction for U.S. federal income tax purposes, and a Participant may incur U.S. federal income tax liabilities in connection with the Acquisition. For tax purposes, the fair market value of the ICGE Shares issued to each Accredited Participant in the Acquisition (1) will be determined by reference to the NASDAQ closing price of ICGE’s common stock on the trading day immediately prior to the day on which the ICGE Shares are issued and, accordingly, (2) may not equal the Effective ICGE Share Price described in Section 1. A Participant that does not receive cash (or does not receive sufficient cash) in the Acquisition will need to use other sources of cash to pay its U.S. federal income tax liabilities, if any, that are incurred in connection with the Acquisition. Participants could also be subject to U.S. federal withholding taxes with respect to the Acquisition, and the amount of cash and/or ICGE Shares a Participant would receive in the Acquisition would be reduced by any such applicable withholding taxes.

Risk Factors Relating to Ownership of ICGE Common Stock

ICGE’s stock price has been volatile in the past and may continue to be volatile in the future.

ICGE’s stock price has historically been volatile. That volatility may continue in the future, particularly in light of the general uncertainty about global economic conditions in recent years.

The following factors, among others, may add to ICGE’s common stock price’s volatility:

•	general economic conditions, such as a recession or interest rate or currency rate fluctuations;

•	the reluctance of enterprises to increase spending on new products or services;

•	actual or anticipated variations in ICGE’s quarterly results and those of ICGE’s companies;

•	changes in market valuations of ICGE’s companies and other similar companies;

•	conditions or trends related to Internet software and services companies;

•	changes in ICGE’s financial estimates and those of ICGE’s companies by securities analysts;

•	new products or services offered by ICGE’s companies and their competitors;

•	announcements by ICGE’s companies or their competitors of technological innovations;

•	announcements by ICGE, ICGE’s companies or ICGE’s competitors of significant acquisitions, strategic partnerships or joint ventures;

•	additional sales or repurchases of ICGE’s securities;

•	additions to or departures of ICGE’s key personnel or the key personnel of ICGE’s companies; and

•	the contemporaneous sale of a large number of shares of ICGE common stock by Accredited Participants immediately following the consummation of the Acquisition.

Many of these factors are beyond ICGE’s control. Any of these factors may decrease the price of ICGE’s common stock. As a result of such decrease, you may lose all or a portion of your investment in ICGE common stock.

Fluctuations in ICGE’s quarterly results may adversely affect ICGE’s stock price.

ICGE expects that ICGE’s quarterly results will fluctuate significantly due to many factors, including:

•	the acquisition of interests in companies;

•	the operating results, including growth rates, of ICGE’s companies;

•	sales of ICGE’s ownership interests in companies, which could cause us to recognize gains or losses under applicable accounting rules;

•	significant fluctuations in the financial results of Internet software and services companies generally;

•	changes in estimated quarterly revenue, equity losses, income or other performance metrics;

•	changes in ICGE’s methods of accounting for the interests it holds in companies, which may result from changes in ICGE’s ownership percentages of its companies;

•	the pace of development or a decline in growth of the Internet software and services markets; and

•	competition for the goods and services offered by ICGE’s companies.

ICGE’s stockholders and prospective stockholders are increasingly evaluating ICGE based on its quarterly performance against financial targets. If ICGE’s operating results in one or more quarters do not meet securities analysts’ or investors’ expectations, the price of ICGE’s common stock could decrease.

Section 4. Acquisition of Shares; Delivery of ICGE Shares and Payment of Cash Consideration.

Subject to the terms and conditions of the Offer, ICGH is accepting for tender and, promptly following the Expiration Date, will issue the applicable ICGE Shares or will pay the applicable cash consideration, as applicable, for, and thereby will acquire, Shares properly tendered and not withdrawn pursuant to the terms of the Offer prior to the Expiration Date. As of the Expiration Date, approximately 5.7 million Shares were properly tendered and not withdrawn in the Offer, which ICGH is purchasing for an aggregate of approximately 1.1 million ICGE Shares and approximately $1.5 million in cash, as applicable.

Upon consummation of the Acquisition and the Offer, ICGE will continue to directly or indirectly own greater than 50% of the outstanding voting securities of Procurian, and Procurian’s balance sheet and results of operations will continue to be reflected in ICGE’s consolidated financial statements.

Section 5. Source of Consideration.

The Acquisition was not conditioned upon any financing arrangements. ICGH (1) will consummate the Acquisition with respect to validly tendered Shares with ICGE Shares currently available for issuance under the Shelf Registration Statement and currently available cash on hand and (2) will pay all fees and expenses associated with the Offer and the Acquisition with currently available cash on hand.

Section 6. Material U.S. Federal Income Tax Consequences of the Offer and the Acquisition.

The receipt of cash or ICGE Shares by a Participant in exchange for Shares pursuant to the Offer (i.e., in the Acquisition) will be a taxable transaction for U.S. federal income tax purposes. The cash or ICGE Shares will be treated for U.S. federal income tax purposes as purchase consideration received by the Participant in a sale or exchange of such Participant’s Shares and will be taxable as a capital gain at capital gain rates, provided that the Participant has held the Shares for more than one year. In certain cases, the receipt of cash or ICGE Shares by employees whose Shares are subject to restrictions or who hold options will be treated as realized additional compensation income and will be subject to tax at ordinary income rates. Following the Acquisition, ICGH will continue to include Procurian in the consolidated federal income tax return with ICGH.

Section 7. Miscellaneous.

The Offer was not made to, nor is ICGH accepting, tenders from Participants residing in any state in the United States or any foreign jurisdiction in which the Offer or the acceptance thereof would not have been in compliance with the securities or blue sky laws of such state or foreign jurisdiction. Neither ICGH nor Procurian made any representations or warranties whatsoever, express or implied. Without limiting the generality of the foregoing, ICGH and Procurian made no representations or warranties (1) about Procurian or ICGE, (2) about Procurian’s or ICGE’s respective businesses, prospects, financial conditions or results of operations or (3) about the current or future value of (or the ability of any person to realize any value in connection with) the Shares or the ICGE Shares.